Exhibit 1.7

PRESS RELEASE

For Immediate Distribution

COMINAR ANNOUNCES SUCCESSFUL COMPLETION OF TAKE-OVER BID OF CANMARC

Québec City, Québec, February 7, 2012 – Cominar Real Estate Investment Trust (TSX: CUF.UN) (“Cominar”) announced that as of 5:00 p.m. (Toronto Time) on February 7, 2012, an additional 6,108,608 trust units (“Canmarc Units”) of Canmarc Real Estate Investment Trust (TSX: CMQ.UN) (“Canmarc”) had been deposited to the offer (the “Offer”) by wholly-owned subsidiaries of Cominar (the “Cominar Acquisition Group”) to acquire all of the issued and outstanding Canmarc Units. The Cominar Acquisition Group has taken up and accepted for payment all of such additional Canmarc Units, which represent, together with the 45,956,757 Canmarc Units owned by the Cominar Acquisition Group and Cominar, approximately 95% of the Canmarc Units outstanding.

The additional 6,108,608 Canmarc Units deposited under the Offer will be paid for on February 10, 2012. Approximately 59% of such additional Canmarc Units tendered were tendered into the Unit Alternative of the Offer and approximately 41% of such additional Canmarc Units tendered were tendered into the cash alternative of the Offer. 2,099,287 trust units of Cominar will be issued in payment of such additional Canmarc Units tendered under the Unit Alternative.

Since the Cominar Acquisition Group has been successful in acquiring more than 90% of the Canmarc Units not owned by the Cominar Acquisition Group or Cominar under its Offer, it intends to acquire all remaining Canmarc Units by compulsory acquisition under the declaration of trust of Canmarc. The Cominar Acquisition Group intends to send a notice of compulsory acquisition to each holder of Canmarc Units who has not accepted the Offer as soon as practicable after it has paid for the Canmarc Units taken-up today.

The unit alternative (the “Unit Alternative”) at 0.7607 Cominar Units per Canmarc Unit, subject to proration on the terms described in the Offer, will still be available as an option for Canmarc Unitholders who wish to elect not to receive cash consideration under the compulsory acquisition and prefer the opportunity to participate in the future upside of Cominar and in the benefits that Cominar will derive from its acquisition of Canmarc. Under the terms of the Offer, Cominar Units were specifically reserved to provide the Canmarc Unitholders with the same opportunity to participate in Cominar that many other Canmarc Unitholders have already benefited from. Further, based on the exchange ratio offered under the Unit Alternative and before any potential proration of the Cominar Unit consideration, the monthly cash distributions to Canmarc Unitholders electing the Unit Alternative would, based on current distributions to Cominar unitholders, represent an increase of approximately 15% over recent distributions on Canmarc Units.

As previously announced, Cominar will cause Canmarc to cease further distributions on Canmarc Units.

COMINAR PROFILE as at February 7, 2012

Cominar is the largest commercial property owner in the Province of Québec. Cominar owns a real estate portfolio of 269 high-quality properties, consisting of 53 office, 55 retail and 161 industrial and mixed-use buildings that cover a total area of 21.0 million square feet in the Greater Québec City, Montréal and Ottawa-Gatineau areas, as well as in the Atlantic Provinces. Cominar’s objectives are to deliver growing cash distributions payable monthly to its unitholders and to maximize unitholder value by way of integrated management and the expansion of its portfolio.

Forward-Looking Statements

This press release may contain forward-looking statements with respect to Cominar and its operations, strategy, financial performance and financial condition. These statements generally can be identified by the use of forward-looking words such as “may”, “will”, “expect”, “estimate”, “anticipate”, “intend”, “believe” or “continue” or the negative thereof or similar variations. The actual results and performance of Cominar discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Some important factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, increased indebtedness associated to the Offer, competition, changes in government regulation and the factors described under “Risk Factors” in the Annual Information Form of Cominar. The cautionary statements qualify all forward-looking statements attributable to Cominar and persons acting on its behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release.

For Further Information

Mr. Michel Dallaire, P.Eng.

President and Chief Executive Officer

Cominar Real Estate Investment Trust

(418) 681-8151

Mr. Michel Berthelot

Executive Vice President and Chief Financial Officer

Cominar Real Estate Investment Trust

(418) 681-6300 ext. 2266